                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                                  SCHEDULE 13G

             Information statement pursuant to Rule 13d-1 and 13d-2

                               (Amendment No. 1 )*



      -------------------------------------------------------------------
                                   Intuit Inc.
      -------------------------------------------------------------------
                                (Name of issuer)


                              Class A Common Stock
      -------------------------------------------------------------------
                         (Title of class of securities)

                                   461 202 103
      -------------------------------------------------------------------
                                 (CUSIP number)

                                   -----------


     Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        (Continued on following page(s))

                               (Page 1 of 5 Pages)

--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------      -----------------------------
                              13G
  CUSIP No. 461 202 103                 Page 2 of 5 Pages

-----------------------------      -----------------------------


----------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       Long Term Investment Trust (F.K.A. AT&T Master Pension Trust)*

----------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)/___/
                                                         (b)/___/

----------------------------------------------------------------
    3  SEC USE ONLY

----------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

----------------------------------------------------------------
                              SOLE VOTING POWER
    NUMBER              5     2,025,812
    OF                  ----------------------------------------
    SHARES                    SHARED VOTING POWER
    BENEFICIALLY        6     0
    OWNED               ----------------------------------------
                              SOLE DISPOSITIVE POWER
    BY                  7     2,025,812
    EACH                ----------------------------------------
    REPORTING                 SHARED DISPOSITIVE POWER
    PERSON              8     0
    WITH
----------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON  2,025,812

----------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)        ___
        EXCLUDES CERTAIN SHARES*                           /___/

----------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        4.36%

----------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*
        EP

----------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

*  Held by Northern Trust as trustee of the Long Term Investment Trust

CUSIP No. 461 202 103                                   Page 3 of 5

                                  SCHEDULE 13G

Item 1(a).      Name of Issuer:
                Intuit Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                PO Box 7850
                2535 Garcia Avenue
                Mountain View, CA  94043

Item 2(a).      Name of Person Filing:
                See Item 1 of Page 2

Item 2(b).      Address of Principal Business Office or,
                if none, Residence:
                The Northern Trust Company as Trustee
                50 S. LaSalle Street,
                Chicago, IL  60675

Item 2(c).      Citizenship:
                See Item 4 of Page 2

Item 2(d).      Title of Class of Securities:
                Class A Common Stock

Item 2(e).      CUSIP Number:
                461 202 103

Item 3.         If this statement is filed pursuant to
                Rules 13d-1(b) or 13d-2(b), check whether
                the person filing is a:
                (a) [   ] Broker or dealer registered under
                          Section 15 of the Act,
                (b) [   ] Bank as defined in Section 3(a)(6)
                          of the Act,
                (c) [   ] Insurance Company as defined in
                          Section 3(a)(19) of the Act,
                (d) [   ] Investment Company registered under
                          Section 8 of the Investment Company Act,
                (e) [   ] Investment Adviser registered under
                          Section 203 of the Investment Advisers
                          Act of 1940,
                (f) [XXX] Employee  Benefit  Plan,  Pension Fund which is
                          subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F),
                (g) [   ] Parent Holding Company, in accordance
                          with Rule 13d-1(b)(ii)(G); see Item 7,
                (h) [   ] Group, in accordance with
                          Rule 13d-1(b)(1)(ii)(H).

CUSIP No. 461 202 103                                   Page 4 of 5


Item 4.        Ownership
               (a) Amount Beneficially Owned:
                   See Item 9 of Page 2
               (b) Percent of Class:
                   See Item 11 of Page 2
               (c) Number of shares as to which such person has:
                     (i) Sole power to vote or to direct the
                         vote - See Item 5 of Page 2
                    (ii) Shared power to vote or to direct the
                         vote - See Item 6 of Page 2
                   (iii) Sole power to dispose or to direct the
                         disposition of - See Item 7 of Page 2
                    (iv) Shared power to dispose or to direct the
                         disposition of - See Item 8 of Page 2

Item 5.        Ownership of Five Percent or Less of a Class
               Not applicable to Reporting Person

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:
               Not applicable to Reporting Person

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company:
               Not applicable to Reporting Person

Item 8. Identification and Classification of Members of the Group:
               Not applicable to Reporting Person

Item 9.        Notice of Dissolution of a Group:
               Not applicable to Reporting Person

Item 10.       Certification:

CUSIP No. 461 202 103                                  Page 5 of 5

                                    Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               LONG TERM INVESTMENT TRUST

                          By:  AT&T Investment Management
                               Corporation as named fiduciary of
                               Trust

                          By:  /s/    Peter Rosoff
                          --------------------------------
                               Name:  Peter Rosoff
                               Title: Vice President


Dated:  February 13, 1997